1333 West Loop South, Suite 1700 Houston, TX 77027 Tel 713.513.3300 www.c-a-m.com

May 16, 2012

Mr. Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:           Cameron International Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 28, 2012

File No. 001-13884

Dear Mr. Horowitz:

Set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 23, 2012.  For your convenience, the comments provided by the Staff have been included in the letter preceding each of our responses.  References to “we,” “us,” “our” and the “Company” herein refer to Cameron International Corporation.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 12: Income Taxes, page 71

SEC comment —

1.              We note your income before income taxes from foreign operations significantly decreased from $367.4 million for the year ended December 31, 2010 to $60.8 million for the year ended December 31, 2011.  However, based on the disclosures of sources of revenues within footnote 15 on page 76, your revenues from other countries have not declined in a similar manner.  To further our understanding, please describe the reasons for the significant decrease in income before income taxes from foreign operations.

Response of management —

The Company has various legal entities in Luxembourg that serve as our principal source for providing intercompany financing to the international operations of the Company (the Luxembourg entities).  In order to obtain funds for lending to other entities of Cameron, the Luxembourg entities issued certain instruments known as Preferred Equity Certificates (PECs) to certain U.S-based entities in late 2010 and 2011.  The PECs have characteristics of both debt and equity.  In evaluating the accounting for the PECs, the Company concluded the PECs did not qualify for accounting treatment as equity instruments under ASC 480, Distinguishing Liabilities from Equity and ASC 815-40, Derivative and Hedging — Contracts in Entity’s Own Equity.  Accordingly, the accounting for these instruments defaulted to treatment as debt for U.S. GAAP purposes.  Similarly, the PECs are treated as debt instruments for Luxembourg tax purposes.

However, the equity characteristics of the instruments result in the PECs being treated as equity certificates for U.S. income tax purposes based on previous case law and various Internal Revenue Service Revenue Rulings.

For U.S. GAAP purposes, the PECs created $274.9 million of interest income in the Company’s 2011 U.S. operations (none of which is taxable in the U.S. due to the treatment of the PECs as equity instruments for U.S. tax purposes) and $274.9 million of 2011 interest expense in Luxembourg (a portion of which could be utilized to offset interest income in Luxembourg), thereby reducing income before income taxes from our foreign operations

SEC comment —

2.              On a related note, we note your net tax provision related to current and deferred foreign taxes totaled $69.3 million for the year ended December 31, 2011 as compared to $84.1 for the year ended December 31, 2010.  Although the decreasing trend in the foreign tax provision recognized in each fiscal period is consistent with the decrease in income recognized from foreign operations, the percentage and dollar amount decrease is not proportionate.  Please identify the factors contributing to the disproportionate decreasing trends in these amounts.  In your response, please address current and deferred tax provision amounts separately, if necessary.  Your response should also address why you have recorded a $69.3 million tax provision on $60.8 million in foreign income before income taxes.

Response of management —

As described above, the PECs resulted in intercompany interest income for the Company’s U.S. operations and intercompany interest expense for the Company’s foreign operations in accordance with U.S. GAAP.  Although the interest cost associated with the PECs is deductible for Luxembourg tax purposes, we concluded the majority of the deduction could not be realized and therefore no corresponding reduction in foreign income tax expense was reflected in our financial statements for the unrealized amount of the deduction. With respect to the last sentence in your comment, the Company’s foreign tax provision would be more easily comparable to the foreign income before income taxes if you adjust foreign income on a pro-forma basis for the amount of interest expense associated with the PECs. Foreign tax expense of $69.3 million is 20.6% of the income from foreign operations after adding back the $274.9 million of interest cost associated with the PECs.

Closing Comments

We acknowledge that Cameron management is responsible for the adequacy and accuracy of the disclosures in the above referenced filing.  We also understand that SEC Staff comments or changes to our disclosures in response to SEC Staff comments do not foreclose the Commission from taking any actions with respect to the above referenced filing.  We also understand that Cameron may not assert SEC Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 713-513-3330 if you have any questions.

Sincerely,

/s/ Charles M. Sledge

Charles M. Sledge

Senior Vice President and Chief Financial Officer